MANAGEMENT’S DISCUSSION & ANALYSIS

The following information, prepared as of March 4, 2005, should be read in conjunction with the Company’s December 2004 audited consolidated financial statements and related notes, which are prepared in accordance with generally accepted accounting principles in Canada. All amounts are expressed in Canadian dollars unless otherwise indicated.

This information may contain forward-looking statements that involve inherent risks and uncertainties. The Company’s actual results may differ significantly from those anticipated in the forward-looking statements and readers are cautioned not to place undue reliance on these forward-looking statements. The Company undertakes no obligation to publicly release the results of any revisions to forward-looking statements that may be made to reflect events or circumstances after the above-stated date or to reflect the occurrence of unanticipated events.

Description of the Business and Overall Performance

Viceroy Exploration Ltd (the “Company”) is a natural resource exploration stage Company with five 100% owned exploration properties in Argentina. The principal focus of the Company is the continued exploration and development of its Gualcamayo gold property in San Juan province, Argentina, which property currently consists of three zones of mineralization. The Company is also carrying out a regional exploration program within the Gualcamayo property.

Prior to the June 30, 2003 acquisition of the Gualcamayo property by the Company, previous drilling on the property had been completed by the then owners in three campaigns, in 1983-1988 and between 1998 and 2000. In August 2004, the Company completed its first phase exploration program on the property which included a 47 hole, 11,920 metre reverse circulation drill program and in December 2004 began a second phase of exploration drilling consisting mainly of diamond drilling. In November 2004, the Company announced that a new resource estimate had been completed on the three zones of mineralization of the property by an Independent Qualified Person which estimate added more than 35 % to the total resources and doubled the measured and indicated resources. This new resource announcement was followed up by an updated National Instrument 43-101 Technical Report which was SEDAR filed on December 8, 2004.

The increase in the resource size and quality together with the positive gold market has combined to provide momentum for the Company in 2004 and has benefited the Company’s ability to raise equity in the capital markets. In that regard, on December 6, 2004, the Company completed a private placement of a total 5,604,650 units for gross proceeds of $12,330,230. Each unit consisted of one common share and one-half warrant, each whole warrant (2,802,323 warrants) entitling the holder to purchase one additional common share of the Company at a price of $2.75 per share until December 6, 2006.

An option agreement has been entered into on one of the Company’s other Argentine properties, Las Flechas, and joint venture partners are being sought for the Company’s other three properties which are all located in areas of ongoing project discovery, development and production in Argentina.

As at December 31, 2004, the Company has cash and cash equivalents of $14,499,000 substantially all of which is available as working capital and which is considered sufficient to carry out the above referred activities on the Gualcamayo gold property as well as for property maintenance requirements and administrative overhead for the next eighteen months.

In the twelve months ended December 31, 2004, cash flows from a private placement and the exercise of warrants and stock options totaled $14,486,400; cash used substantially all on Gualcamayo property exploration (deferred expenditures) totaled $3,450,500; cash used substantially all on administration and investor relations in support of the Gualcamayo project (period operating expenditures) totaled $1,254,000, resulting in an increase in cash and cash equivalents of $9,782,000 for the total cash and cash equivalents at December 31, 2004 of $14,499,000. The number of issued and outstanding common shares increased by 10,899,150 to a total 35,370,308 shares.

In the Company’s prior fiscal year being the six months ended December 31, 2003, cash flows from a corporate acquisition and a private placement totaled $4,733,000; cash used on Gualcamayo property exploration (deferred expenditures) totaled $353,400; cash used substantially all on administration and investor relations in support of the Gualcamayo project (period operating expenditures) totaled $212,300, resulting in an increase in cash and cash equivalents of $4,167,300 for total cash and cash equivalents at December 31, 2003 of $4,717,000. The number of issued and outstanding common shares increased by 10,671,158 to a total 24,471,158 shares.

As at December 31, 2004 and to the above-stated date of this report, the quoted price of the Company’s common shares on the TSX – Venture Exchange has exceeded the exercise prices of the Company’s outstanding stock options granted. If all outstanding options as at December 31, 2004 were exercised, a total 2,593,000 shares would be issued for cash proceeds of $3,345,000. The weighted average remaining contractual life of these outstanding options is 3.84 years. At December 31, 2004, there are outstanding warrants granted for a total 3,156,875 shares at an exercise price of $2.75 per share until December 6, 2006 which price exceeds the quoted price of the Company’s shares as of December 31, 2004. In the subsequent period from January 1, 2005 to March 4, 2005, the quoted price of the Company’s common shares on the TSX-Venture Exchange has exceeded the exercise price of the outstanding warrants. If all outstanding warrants at December 31, 2004 were exercised, a total 3,156,875 shares would be issued for cash proceeds of $8,681,406.

Mineral exploration and development involves a high degree of risk and few properties that are explored are ultimately developed into producing mines. The commercial viability of a mineral deposit is also dependent upon a number of factors which are beyond the Company’s control. Some of these factors are the attributes of the deposit, commodity prices, cost of financing and country risks including uncertain political and economic environments, restrictions on export and repatriation of capital and profits.

Continued development of the Gualcamayo and other Argentine properties of the Company will require licenses and permits from various levels of government. The Company believes that it will be able to obtain in the future all necessary licenses and permits to continue the activities which it intends to conduct, and it intends to continue to comply in all material respects with the terms of such licenses and permits. However, there is no assurance that this will continue to occur.

The Gualcamayo property is located in a region of Argentina in which mining is of significant economic importance. The Company believes it is conducting its business there in a responsible and prudent manner and, to date, it has been able to progress as planned. The Company does not maintain and does not intend to purchase political risk insurance. The majority of the Company’s funds are held in Canada and only funds sufficient to meet current obligations are transferred to Argentina. In 2004, inflation was not an issue in Argentina.

The audited financial statements and corporation tax returns of Minas Argentinas (Barbados) Inc., one of the Company’s three wholly-owned holding companies and the parent of MASA, for the years 1997 through 2003, inclusive, in Barbados have not been filed and are past due. Notwithstanding this deficiency, the holding company continues to be in good standing in Barbados and the Company expects to rectify the deficiency before mid year 2005. Penalties, if any, in this regard have not been determined.

Included in the net assets acquired by the Company in the December 2, 2003 acquisition of Trillion (note 3(b) was a $100,000 account receivable in connection with a March 31, 2003 sale agreement by Trillion of two wholly-owned subsidiary companies, one a holding company incorporated in Guernsey and the second an operating company in Zimbabwe. On closing, Trillion was to receive US$100,000 cash and a 30 % participating interest, after expenditures funded by the purchaser of a total US$300,000, in two exploration projects in Zimbabwe. Completion of the sale has been delayed and has in part been under renegotiation; however, in the interim, the purchaser has assumed responsibility for management of the operating company in Zimbabwe. The above-referred $100,000 is included in accounts receivable of the Company as at December 31, 2004 and the Company expects that the sale will be completed substantially as set out above before mid year 2005.

On September 13, 2004, the directors of the Company approved establishment of a pool of US$110,000 to be used for payments to certain employees of MASA in the eventuality that certain events occur in future. The Company has not formally established a reserve of this amount.

Selected Annual Information

	Twelve months ended		Six months ended		Three months ended
	December 31, 2004		December 31, 2003		June 30, 2003
	$		$		$

Loss for the period	2,377,721	(2)	1,436,596	(1)	10,813
Basic and diluted loss per share	(0.08)	(2)	(0.10)	(1)	(0.00)
Total assets at end of period	24,637,943	(5)	11,324,275	(4)	6,572,056	(3)

(1)	includes $1,117,080 stock-based compensation
(2)	includes $1,183,085 stock-based compensation
(3)	includes $6,015,995 ascribed value of Argentine mineral properties and $549,747 cash acquired in consideration for the issuance of common shares from treasury
(4)
increase as compared to total assets as at June 30, 2003 is primarily a result of $2,735,328 cash acquired on a corporate acquisition in consideration for the issuance of common shares from treasury and the grant of stock options and $1,997,700 net cash proceeds received from a private placement of which $353,424 was expended on Gualcamayo (deferred) property exploration less $212,321 cash used in operating activities

(5)
increase as compared to total assets as at December 31, 2003 is primarily a result of $11,417,706 net cash proceeds received from a private placement and $3,068,703 cash on exercise of warrants and stock options of which $3,551,466 was expended on Gualcamayo (deferred) property exploration and land purchase less $1,254,001 cash used in operating activities

The Company’s consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada and all amounts are expressed in Canadian dollars unless otherwise indicated.

Results of Operations

(a)	Loss for the twelve months ended December 31, 2004:

Being in the exploration stage, the Company does not have revenues from operations and, except for income from its cash and cash equivalents, relies on equity funding by members for its continuing financial liquidity. The principal focus of the Company is the continued exploration of its Gualcamayo gold property in Argentina. In support of this activity, for the twelve months ended December 31, 2004, the Company incurred period operating expenditures resulting in a loss of $2,377,721 which, net of stock-based compensation, was $1,194,636. Of this $638,684 and $261,693 was spent on cash compensation and investor relations/shareholders’ communication, respectively, and $294,259 for all other period expenses net of interest income. Cash compensation is paid to six individuals or their companies of which four are officers. In 2004, Company representatives attended seven industry conferences throughout North America.

(b)	Capitalized Property Expenditures for the twelve months ended December 31, 2004 and plans for the Gualcamayo project:

In the twelve months ended December 31, 2004, a total $3,551,466 was capitalized to the Gualcamayo gold property, including $3,508,504 in exploration expenditures and $42,962 for a land purchase. In August 2004, the Company completed its $1,861,731 first phase exploration program on the property which included a 47 hole, 11,920 metre reverse circulation drill program and in December 2004 began a second phase of exploration drilling consisting mainly of diamond drilling expending $682,500. The balance of spending in the period was primarily incurred conducting systematic mapping and surface sampling which identified a number of new mineralized targets and for property maintenance payments. Included in cumulative deferred exploration expenditures at December 31, 2004 is $394,759 of Argentine value added tax. The Company is making application to recover this amount; however, the recovery, if any, is uncertain.

In January 2005, AMEC Americas Limited completed a Preliminary Economic Assessment on the main zone of mineralization which provided the Company with direction for future exploration and in February 2005, the Company entered into a contract with the same firm to carry out additional engineering studies incorporating the three main zones of mineralization of the property. In tandem with the these studies, the Company is currently negotiating a contract with a second international consulting firm to define and coordinate environmental impact statement work in order that required environmental, construction and mining permits can be obtained as needed. Depending on the results of the current engineering studies, the Company intends to proceed with a Feasibility study by year end.

(c)	Cash Flows for the twelve months ended December 31, 2004:

In the twelve months ended December 31, 2004, cash flows from a private placement and the exercise of warrants and stock options totaled $14,486,400, cash used substantially all on Gualcamayo property exploration (deferred expenditures) totaled $3,450,500, cash used substantially all on administration and investor relations in support of the Gualcamayo project (period operating expenditures) totaled $1,254,000, resulting in an increase in cash and cash equivalents of $9,782,000 for total cash and cash equivalents at December 31, 2004 of $14,499,000.

Summary of Quarterly Results

The following table sets forth selected unaudited consolidated information for the Company for each quarter since the date of its incorporation on March 31, 2003.

	Quarter Ended
	Dec 31,		Sep 30,		Jun 30,		Mar 31,		Dec 31,		Sep 30,		Jun 30,
	2004		2004		2004		2004		2003		2003		2003
	$		$		$		$		$		$		$

Capitalized property
acquisition and
exploration costs	443,981	(2)	877,031	(2)	1,470,588	(2)	406,442	(3)	229,013	(2)	124,411	(2)	6,015,995	(1)
Revenue(4)	-		-		-		-		-		-		-
Loss from
operations	658,536	(10)	673,637	(9)	466,183	(8)	579,365	(7)	1,115,063	(6)	321,532	(5)	10,814
Basic and diluted
loss per share	(0.02)		(0.02)		(0.02)		(0.02)		(0.06)		(0.02)		(0.00)

(1)	consists entirely of capitalized property acquisition costs
(2)	consists entirely of capitalized property exploration costs
(3)	comprising capitalized $42,962 land purchase cost and $363,480 property exploration costs
(4)	the Company is in the exploration stage and has no revenues
(5)	includes $250,306 stock-based compensation
(6)	includes $866,774 stock based compensation
(7)	includes $397,115 stock-based compensation
(8)	includes $162,920 stock-based compensation
(9)	includes $392,900 stock based compensation
(10)	included $230,150 stock-based compensation

The Company’s consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada and all amounts are expressed in Canadian dollars unless otherwise indicated.

Liquidity and Capital Resources

As at December 31, 2004, the Company has cash and cash equivalents of $14,499,000 substantially all of which is available as working capital and which is considered sufficient to carry out the planned activities on the Gualcamayo gold property that are described elsewhere in this document as well as for property maintenance requirements and administrative overhead for the next eighteen months. Development of the Gualcamayo project beyond feasibility will require additional equity and possible debt financing both which involve significant risks some of which have been referred to previously in this document.

The functional currency of the Company is the Canadian dollar and to date new funding has been raised in Canadian dollars. Included in cash and cash equivalents at December 31, 2004 is $469,295 and $52,512 denominated in US dollars and Argentine pesos, respectively, which are subject to foreign currency rate fluctuations. In conducting its business, the Company makes payments as appropriate from time to time in each of these three currencies. Accordingly, as planned increased spending on the Gualcamayo property materializes, the Company will be subject to foreign currency rate fluctuations in future between the Canadian dollar and these currencies.

Transactions with Related Parties

In the twelve months ended December 31, 2004:

(a)
The Company paid $7,500 for administrative and corporate services, and office space to a company which at the time was related by virtue of common directors and officers. The arrangement terminated February 14, 2004.

(b)
The Company had monthly consulting services arrangements with each of its four officers, two of which are also directors of the Company. Cash paid or payable pursuant to these arrangements was $175,000, $112,027, $112,000 and $102,650, an aggregate of $501,677. The arrangement with one of the officers began March 15, 2004.

(c)	During the twelve months ended December 31, 2004, stock options were granted to certain directors/officers/employees for a total 778,000 common shares having a recorded fair value of $748,421.

(d)
In connection with the 2004 private placement of the Company, the independent directors of the Company approved the participation by one director of the Company in the private placement for the purchase of 150,000 units on the same terms as arm’s length investors.

Fourth Quarter

(a) Loss for the three months ended December 31, 2004:
In support of the continued exploration and development of its Gualcamayo gold property in Argentina, for the three months ended December 31, 2004, the Company incurred period operating expenditures resulting in a loss of $658,536 which, net of stock-based compensation, was $428,386. Of this $238,345 and $71,723 was spent on cash compensation and investor relations/shareholders’ communication, respectively, and $118,318 for all other period expenses net of interest income. Cash compensation is paid to six individuals or their companies of which four are officers and in the period included bonus amounts totaling $67,000. In the period, representatives attended two industry conferences in the United States promoting the Company.

(b) Capitalized Property Expenditures for the three months ended December 31, 2004:
In the three months ended December 31, 2004, a total $797,405 in exploration expenditures was capitalized to the Gualcamayo gold property including expenses associated with completion of the new resource estimate and second phase drilling.

(c) Cash Flows for the three months ended December 31, 2004:
In the three months ended December 31, 2004, cash flows from a private placement and the exercise of warrants and stock options totaled $11,558,625, cash used substantially all on Gualcamayo property (deferred expenditures) totaled $829,301, cash used substantially all on administration and investor relations in support of the Gualcamayo project (period operating expenditures) totaled $369,319, resulting in an increase in cash and cash equivalents of $10,360,005 for total cash and cash equivalents at December 31, 2004 of $14,499,000.

Changes in Accounting Policies including Initial Adoption

During the twelve months ended December 31, 2004, the Company purchased furniture and equipment for its corporate office and adopted the following accounting policy: Furniture and equipment – corporate office is recorded at cost and is amortized on a straight line basis over three years beginning the quarter of purchase.

Other Management’s Discussion and Analysis

(a)	Additional disclosure for venture issuers without significant revenue: outstanding share data as at March 4, 2005:

	i.	shares authorized:

an unlimited number of common shares without par value an unlimited number of first preferred shares without par value an unlimited number of second preferred shares without par value

	ii.	shares issued and outstanding:

35,620,308 common shares with a recorded value of $26,186,994

	iii.	warrants and stock options outstanding:

	Number		Exercise Price	Date of Expiry
			$
Stock Options	50,000		1.35	December 17, 2005
	200,000		0.50	September 12, 2008
	100,000		1.06	October 7, 2008
	750,000		1.25	December 3, 2008
	150,000		1.35	January 12, 2009
	200,000		1.25	February 1, 2009
	23,000		1.26	March 25, 2009
	150,000		1.27	April 2, 2009
	40,000	(1)	0.93	June 10, 2009
	480,000	(1)	1.57	September 13, 2009
	200,000	(1)	2.25	October 21, 2009
	827,000	(1) (2)	2.46	January 31, 2010
	30,000	(1) (3)	2.52	February 25, 2010
	3,200,000

Warrants	3,156,875		2.75	December 6, 2006

	6,356,875

(1)	granted subject to shareholder and regulatory approvals
(2)
one option for 60,000 shares is subject to vesting at 5,000 shares per month from January 31, 2005; one option for 50,000 shares is subject to vesting at 4,167 shares per month from January 31, 2005; one option for 40,000 shares vests on March 1, 2005, or such other date as agreed

(3)	subject to vesting at 5,000 shares per month

(b)	Additional information relating to the Company is available for viewing on SEDAR at www.sedar.com and the Company’s website at www.viceroyexploration.com.

(c)	The Company is a venture issuer and is not required to file an Annual Information Form.